[redacted]

14048198

KW 3/15/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MISCHLER FINANCIAL GROUP , INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BAYSIDE DRIVE, SUITE 100
(No. and Street)

CORONA DEL MAR, CA 92625
(City) (State) (Zip Code)

SHERRY A. URTUSASTEGUI
Notary Public - California
Orange County
My Comm.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOYLE L. HOLMES, PRESIDENT (949) 720-0640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ CORBIN & COMPANY, LLP.
(Name – *if individual, state last, first, middle name*)

555 ANTON BLVD, SUITE 1000, COSTA MESA, CA 92626
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/21/14

OATH OR AFFIRMATION

I, DOYLE L. HOLMES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MISCHLER FINANCIAL GROUP, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DOYLE L. HOLMES, PRESIDENT

Title

Notary Public

SHERYL A. URTUSUASTEGUI, NOTARY PUBLIC

SHERYL A. URTUSUASTEGUI
Commission # 1892183
Notary Public - California
Orange County
My Comm. Expires Jun 10, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MISCHLER FINANCIAL GROUP, INC.
SEC ID No. 8-48067

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE

MISCHLER FINANCIAL GROUP, INC.
SEC ID No. 8-48067

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE

MISCHLER FINANCIAL GROUP, INC.
SEC ID No. 8-48067

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE

As of December 31, 2013

with

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
THEREON

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mischler Financial Group, Inc.

Report on Financial Statement

We have audited the accompanying statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mischler Financial Group, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statement as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2014

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2013
Current assets:	
Cash and cash equivalents	$ 2,705,762
Receivables from brokers, dealers and clearing organizations	1,447,269
Receivables from customers	342,640
Deposits with clearing organizations	750,000
Other receivables	154,740
Prepaid expenses and other	21,004
Total current assets	5,421,415
Cash surrender value of life insurance policy	212,385
	$ 5,633,800
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 431,820
Commissions payable	1,247,482
Total current liabilities	1,679,302
Commitments and contingencies	
Related party subordinated borrowings	2,000,000
Shareholders' equity:	
Series A convertible preferred stock, no par value; 50,000 shares authorized; 3,300 shares issued and outstanding	33,000
Common stock, no par value; 200,000 shares authorized; 10,000 shares issued and outstanding	507,000
Contributed capital	676,578
Retained earnings	737,920
Total shareholders' equity	1,954,498
	$ 5,633,800

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mischler Financial Group, Inc. (the "Company") was incorporated in California on November 17, 1994 and commenced operations on March 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a licensed member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully disclosed basis with three broker-dealers and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

From time to time, the Company enters into commission sharing arrangements with its customers whereby the Company will rebate a portion of its commissions earned back to its customers. All customer monies related to these commission sharing arrangements are held in a separate bank account for the exclusive benefit of the Company's customers. At all times, the balances in the bank account equal or exceed the balance due to its customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the states of California and Connecticut. Various regulatory requirements exist in the states with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2013, the Company had approximately $2,840,000 in these accounts in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with institutional investors through an extensive approval process.

The Company's receivables are primarily due from brokers, dealers and clearing organizations and customers. The Company expects to collect amounts due because of these customers' history with the Company and the nature of the industry, although actual collections may differ from amounts recorded.

For the year ended December 31, 2013, two clearing organizations accounted for approximately 81% of the Company's commission revenues. As of December 31, 2013, receivables from these two clearing organizations accounted for approximately 42% of the total receivables from brokers, dealers and clearing organizations. As of December 31, 2013, three customers accounted for the entire balance of receivables from customers.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from broker, dealers and clearing organizations include amounts receivable arising from settled transactions.

Other Receivables

Other receivables consist of receivables from employees. Other receivables are non-interest bearing and are due on demand. During 2013, the Company wrote-off $78,300 of uncollectible employee receivables, which is recorded in other general and administrative expenses in the accompanying statement of income.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Office Equipment

Office equipment consists of equipment, furniture and fixtures. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three years. Office equipment is fully depreciated.

Cash Surrender Value of Life Insurance Policy

The Company maintains a life insurance policy for one of its shareholders. The cash surrender value of the policy as of December 31, 2013 was $212,385.

Revenue Recognition

The Company primarily derives its commission revenues from securities transactions. Commission revenues and related clearing expenses are recorded on a trade-date basis. Customer securities transactions are cleared by Bank of America Merrill Lynch ("BAML"), Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") and Bank of New York Mellon.

Underwriting revenue includes fees earned through the Company's participation in offerings of debt securities. Underwriting revenue is earned in securities offerings in which the Company acts as an underwriter and includes underwriter fees. Underwriter fees, and related syndicate expenses, are recorded when all significant items relating to the underwriting cycle have been completed and the amount of underwriting revenue has been determined. Underwriting revenue is recorded net of related expenses. As co-manager for underwriting transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on the Company's statement of financial condition at December 31, 2013.

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2009.

Fair Value Measurements

As of December 31, 2013, the Company measures the fair value of certain of its financial assets on a recurring basis. The Company applies the fair value hierarchy of Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

As of December 31, 2013, the Company's cash surrender value of life insurance policy of $212,385 is valued using quoted prices for similar assets, or Level 2, as defined by the fair value hierarchy.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectability of receivables, the valuation of life insurance policy and the Company's share of transaction-related expenses in underwriting transactions. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2013, the Company's financial instruments include cash and cash equivalents, receivables from brokers, dealers and clearing organizations, receivables from customers, deposits with clearing organizations, other receivables, accounts payable and accrued expenses, commissions payable and subordinated borrowings. The carrying amount of cash and cash equivalents, receivables from brokers, dealers and clearing organizations, receivables from customers, deposits with clearing organizations, other receivables, accounts payable and accrued expenses and commissions payable approximates fair value due to the short-term maturities of these instruments. Based on borrowing rates currently available to the Company, the carrying value of subordinated borrowings approximates fair value.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2 – OFFICE EQUIPMENT

Office equipment consisted of the following at December 31, 2013:

Furniture and fixtures	$ 60,713
Equipment	105,295
	166,008
Less accumulated depreciation	(166,008)
	$ -

There was no depreciation expense for the year ended December 31, 2013.

NOTE 3 – RELATED PARTY SUBORDINATED BORROWINGS

The borrowings under related party subordination agreements at December 31, 2013 are as follows:

Related party subordinated notes, 8%, due March 28, 2014	$ 2,000,000

The related party subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The related party subordination agreements are scheduled to mature on March 28, 2014; however, the terms of the subordination agreements provide for the automatic extension of the maturity dates for an additional year, unless the subordinated note holders provide notification to the Company and FINRA, at least seven months prior to the scheduled maturity date, that such scheduled maturity date shall not be extended. The subordinated note holders did not provide notice to the Company and FINRA; therefore, the scheduled maturity date will be automatically extended for an additional year commencing March 28, 2014.

NOTE 4 – SHAREHOLDERS' EQUITY

Series A Convertible Preferred Stock

The Company's Articles of Incorporation, as amended, authorizes the Company to issue 50,000 shares of no par value Series A Preferred Stock. Holders of the Series A Preferred Stock have no voting rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the

NOTE 4 – SHAREHOLDERS' EQUITY, continued

holders of common stock, an amount equal to $10 per share. If upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the assets to be distributed to the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such shareholders of the full liquidation preference, then all of the assets of the Company to be distributed shall be distributed ratably to the holders of the Series A Preferred Stock on the basis of the number shares of Series A Preferred Stock held. The shares of Series A Preferred Stock are convertible into shares of the Company's common stock, at the option of the holder, on a one-for-one basis, upon the occurrence of certain events. There are no redemption rights afforded the holders of Series A Preferred Stock.

During 2013, the Company issued 3,300 shares of the Company's Series A Preferred Stock in exchange for 3,300 shares of the Company's common stock (see below).

At December 31, 2013, the Company had 3,300 shares of Series A Preferred Stock issued and outstanding.

Common Stock

The Company's Articles of Incorporation, as amended, authorizes the Company to issue 200,000 shares of no par value common stock. Each share of common stock entitles the holder to one vote for each share held.

On December 27, 2012, the Company and its shareholders entered into a Stock Purchase Agreement (the "Agreement") with a new shareholder for the purchase of 3,300 shares of the Company's common stock for consideration of $440,000. As of December 31, 2012, the Company had received the new shareholder's consideration of $440,000; however, the 3,300 shares of common stock had not been issued to the new shareholder since the Company was waiting for approval of the change in ownership from FINRA. Accordingly, at December 31, 2013, the Company accounted for the unissued shares as common stock subscribed but not issued. In March 2013, the Company received notice from FINRA approving the change in ownership. As a result, the Company issued the 3,300 shares to the new shareholder.

In connection with the Agreement, one of the Company's shareholders agreed to exchange 3,300 shares of the Company's common stock held by him into Series A Preferred Stock, on a one-for-one basis (see above).

As of December 31, 2013, the Company had 10,000 shares of common stock issued and outstanding.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its office space under non-cancelable operating leases which expire at various dates through January 2019. Approximate annual future minimum rental payments are as follows:

Year Ending December 31,	
2014	$ 308,000
2015	155,000
2016	104,000
2017	106,000
2018	117,000
Thereafter	9,000
	$ 799,000

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of California. As part of the trade execution agreements entered into by the Company with different trading partners, the Company indemnifies some of its trading partners for various performance and non-performance issues. In connection with its facility lease, the Company has indemnified its lessor for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Purchase Commitments

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require it to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2013, the Company had no open underwriting commitments.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k) profit sharing plan (the "Plan") in which all eligible employees, as defined, can elect to participate. Employees can contribute up to 75 percent of their earnings, up to allowable Internal Revenue Service limits, each year. Employer contributions to the Plan are at the discretion of the Company and vest over a six-year period. During the year ended December 31, 2013, the Company did not make any contributions to the Plan.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2013, under the most restrictive requirement, the Company had net capital of $3,465,282 which was $3,215,282 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.

NOTE 8 – RESERVE REQUIREMENTS AND POSSESSION AND CONTROL STATEMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraphs k(2)(i) and k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 (Note 1). Because of such exemption, the Company is not required to prepare a determination of reserve requirements or possession and control statement for brokers and dealers by Rule 17a-13 and Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

MISCHLER FINANCIAL GROUP, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 1,954,498	$ 1,954,498	$ -
Additions and/or credits:			
Related party subordinated borrowings allowable for net capital	2,000,000	2,000,000	-
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Receivables from brokers, dealers And clearing organizations	263,554	263,554	-
Receivables from customers	49,918	49,918	-
Other receivables	154,740	154,740	-
Prepaid expenses and other	21,004	21,004	-
Total deductions and/or charges	489,216	489,216	-
Net capital	3,465,282	3,465,282	-
Minimum net capital required	250,000	250,000	-
Excess net capital	$ 3,215,282	$ 3,215,282	$ -
Total aggregate indebtedness	$ 1,679,302	$ 1,679,302	$ -
Ratio of aggregate indebtedness to net capital	0.48 to 1	0.48 to 1	

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Mischler Financial Group, Inc.

In planning and performing our audit of the statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

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management's authorization and recorded properly to permit the preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2014

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Mischler Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Mischler Financial Group, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting a difference as follows;

Item No.	Description	Per SIPC-7	Per KMJ	Difference
2a	Total revenue	$ 13,620,397	$ 13,620,399	$ (2)

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (detail of annuity contracts revenue and details of commissions on treasury bills and certificate of deposits, customer's payment details), noting a difference as follows;

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

Item No.	Description of Adjustments	Per SIPC-7	Schedules Used	Amount per Audit	Difference
2c(9)(i)	Total interest and dividend expense (Focus Part IIA Line 13) but not in excess of total interest and dividend income.	$ -	General ledger transaction detail	$ 5,371	$ (5,371)

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (revenue listing of annuities contracts and general ledger transaction detail by account) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

As a result of applying these agreed-upon procedures, the Company has underpaid its General Assessment with the differences summarized as follows:

Item No.	Per SIPC-7 submitted	Recomputed by KMJ
2a	$ 13,620,397	$ 13,620,399
2c(1)	184,868	184,868
2c(3)	747,679	747,679
2c(6)	30,879	30,879
2c(9)(i)	-	5,371
Total deductions	963,426	968,797
SIPC net operating revenues	$ 12,656,971	$ 12,651,602
General assessment	$ 31,642	$ 31,629
Less payment made with SIPC-6	(13,539)	(13,539)
Less prior overpayment applied	-	-
Less payment made with SIPC-7	(18,103)	(18,103)
Overpayment	$ -	$ (13)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048067 FINRA DEC
MISCHLER FINANCIAL GROUP INC 18*18
1111 BAYSIDE DR STE 201
CORONA DEL MAR CA 92625-1714

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 31,642.00

B. Less payment made with SIPC-6 filed (exclude interest) (13,538.83)

7-26-13
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 18,103.17

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,103.17

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mischler Financial Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 24th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,620,397
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	13,620,397
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	184,868
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	747,679
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	30,879
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	963,426
2d. SIPC Net Operating Revenues	$ 12,656,971
2e. General Assessment @ .0025	$ 31,642 (to page 1, line 2.A.)